FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 30, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x     Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes     No x
                                               --



                       Update On Paxil Patent Litigation


LONDON, 30th December, 2002 - GlaxoSmithKline (GSK) today announced that a federal judge for the United States District Court for the Eastern District of Pennsylvania (Philadelphia) has ruled on summary judgement motions filed by TorPharm Pharmaceuticals (a wholly owned subsidiary of Apotex) in litigation over GSK's anti-depressant drug, Paxil(R) (paroxetine hydrochloride). The judge ruled in GSK's favour on one patent, denying the motions for invalidity and non-infringement; in Apotex's favour on a second patent, holding the patent invalid; and split the decision on the remaining two patents, holding some claims in the patents invalid but denying Apotex's motions on other claims. Claims in three of the patents will proceed towards trial in the normal course of the litigation. A trial date for the case has not yet been set.


With respect to the claims held invalid, the judge noted that there was conflicting legal precedent and he commented that "it is impossible to know which approach is correct.... We encourage counsel to seek clarification of the law on this issue." GSK will seek an immediate appeal of the rulings with respect to the claims held invalid.


The summary judgement rulings represent one element of the current legal action between GSK and Apotex. GSK is continuing to pursue litigation against Apotex in the United States District Court for the Northern District of Illinois (Chicago) on its patent covering the hemihydrate form of Paxil(R) expiring in 2006. Summary judgement motions seeking to invalidate this patent have already been dismissed and the time for filing of further summary judgement motions in this case has now expired. A trial date for this case has not yet been set.


GSK continues to believe there are significant hurdles that prevent launch of a generic Paxil(R) product. Accordingly, GSK's published earnings guidance for 2002 and 2003 remains as previously stated.*

GSK's anti-depressent, Paxil(R) was launched in the US in early 1993, with patent expiry in 2006. The first generic company, Apotex, sought marketing approval in 1998 - only 5 years after first launch.

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com.



SM Bicknell

Company Secretary

30 December 2002

Inquiries:
US Media inquiries GSK:                  Nancy Pekarek           (215) 751 7709
                                         Mary Anne Rhyne         (919) 483 2839
                                                                 (919) 412 9089
                                         Patricia Seif           (215) 751 7709


UK Media inquiries:                      Martin Sutton           (020) 8047 5502
                                         Siobhan Lavelle         (020) 8047 5502

US Analyst/ Investor inquiries:          Frank Murdolo           (215) 751 7002
                                         Tom Curry               (215) 751 5419

European Analyst/Investor inquiries:     Duncan Learmouth        (020) 8047 5540
                                         Anita Kidgell           (020) 8047 5542
                                         Philip Thomson          (020) 8047 5543



                                                                          Notes


Patent                                     Ruling

5,900,423                                  Apotex motions denied
6,080,759                                  Split decision
6,113,944                                  Apotex motions upheld
6,172,233                                  Split decision



*Earnings Guidance

GSK expects business performance to deliver earnings per share growth of at least 10% in 2002 and high single digits in 2003. This guidance assumes GSK successfully defends its intellectual property surrounding Paxil(R) in the USA. GSK is engaged in legal proceedings regarding validity and infringement of the Group's patents relating to Paxil(R). Business performance growth is at constant exchange rates and excludes merger items, integration and restructuring costs and disposals of subsidiaries.

Cautionary statement regarding forward-looking statements

Forward-looking statements involve inherent risk factors and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk Factors' in the Operating and Financial Review and Prospects in the Group's Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 30, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc